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                          February 10, 2021

       Greg Carlin
       Chief Executive Officer
       Rush Street Interactive, Inc.
       900 N. Michigan Avenue, Suite 950
       Chicago, IL 60611

                                                        Re: Rush Street
Interactive, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-252810

       Dear Mr. Carlin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services